File No. 0-17551

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report on Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
Of the Securities Exchange Act of 1934

For the Period of December 23, 2002

DYNAMIC OIL & GAS, INC.
(Registrant’s name)

Airport Executive Park
#205, 10711 Cambie Road
Richmond, B.C.
Canada V6X 3G5
(Address of principal executive offices)

     Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20F or Form 40-F

Form 20-F X	Form 40-F

     Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No X

     If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): Not applicable.

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dynamic Oil & Gas, Inc
(Registrant)

Dated: 12-23-02	By: /s/ Mike Bardell
Mike Bardell, Chief Financial Officer &
Corporate Secretary

BC FORM 53-901F

THIS REPORT IS FILED UNDER SECTION 85(1)
OF THE SECURITIES ACT (BRITISH COLUMBIA)
&
SECTION 75(1) OF THE SECURITIES ACT (ONTARIO)

ITEM 1: REPORTING ISSUER

Dynamic Oil & Gas, Inc.
205 – 10711 Cambie Road
Richmond, British Columbia
V6X 3G5

(the “Company”)

ITEM 2: DATE OF MATERIAL CHANGE

December 17, 2002

ITEM 3: PRESS RELEASE

Press release dated December 17, 2002 was disseminated by CNN Matthews on December 17, 2002.

ITEM 4: SUMMARY OF MATERIAL CHANGE

The Company announced the appointment of Mr. William B. Thompson of Kelowna, British Columbia to its Board of Directors.

ITEM 5: FULL DESCRIPTION OF MATERIAL CHANGE

The Company announced the appointment of Mr. William B. Thompson of Kelowna, British Columbia to its Board of Directors. Mr. Thompson has a distinguished background in Western Canada’s oil and natural gas industry. Through his vast experience and industry contacts, he is expected to add significant new depth to Dynamic’s board.

In the early stage of his career from 1967 to 1976, Mr. Thompson worked as a district geophysicist headquartered at the Calgary and Houston offices of Amoco. During the next twenty-four years, he held numerous senior executive responsibilities for Petro-Canada of Calgary, Alberta, including the position of Vice-President, Exploration.

In 1989, Mr. Thompson served on the Executive Committee of the Canadian Petroleum Association and for the four-year period ending 1992, he served as a director of PanArctic Oil Limited. From 1985 to 1990 he served as a director, and in 1989 he was Chairman of the British Columbia Division of the

Canadian Petroleum Association. In semi-retirement over the past two years, Mr. Thompson has contracted his expertise to Petro-Canada and the British Columbia Ministry of Energy and Mines.

Mr. Thompson obtained a BSc in physics (University of British Columbia, 1967) and is a graduate of the Stanford Executive Program (1985). He is a member in good standing of the Professional Engineers Geologists and Geophysicists Associations of Alberta and British Columbia.

ITEM 6: RELIANCE ON SECTION 85(2) OF THE SECURITIES ACT (BRITISH COLUMBIA) OR SECTION 75(2) OF THE SECURITIES ACT (ONTARIO)

Not Applicable.

ITEM 7: OMITTED INFORMATION

Not Applicable.

ITEM 8: SENIOR OFFICERS

The following senior officer of the Company is knowledgeable about the material change and may be contacted at the following telephone number:

Wayne Babcock
President & Chief Executive Officer

Telephone: (604) 214-0550

ITEM 9: STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver this 18th day of December, 2002.

“Wayne Babcock”
Wayne J. Babcock,
President & Chief Executive Officer

December 17, 2002

Dynamic’s Board Appoints New Director

Dynamic is pleased to announce the appointment of Mr. William B. Thompson of Kelowna, British Columbia to its Board of Directors. Mr. Thompson has a distinguished background in Western Canada’s oil and natural gas industry. Through his vast experience and industry contacts, he is expected to add significant new depth to Dynamic’s board.

In the early stage of his career from 1967 to 1976, Mr. Thompson worked as a district geophysicist headquartered at the Calgary and Houston offices of Amoco. During the next twenty-four years, he held numerous senior executive responsibilities for Petro-Canada of Calgary, Alberta, including the position of Vice-President, Exploration.

In 1989, Mr. Thompson served on the Executive Committee of the Canadian Petroleum Association and for the four-year period ending 1992, he served as a director of PanArctic Oil Limited. From 1985 to 1990 he served as a director, and in 1989 he was Chairman of the British Columbia Division of the Canadian Petroleum Association.

In semi-retirement over the past two years, Mr. Thompson has contracted his expertise to Petro-Canada and the British Columbia Ministry of Energy and Mines.

Mr. Thompson obtained a BSc in physics (University of British Columbia, 1967) and is a graduate of the Stanford Executive Program (1985). He is a member in good standing of the Professional Engineers Geologists and Geophysicists Associations of Alberta and British Columbia.

Dynamic Oil & Gas, Inc. is a Canadian based energy company engaged in the production and exploration of Western Canada’s natural gas and oil reserves. Dynamic owns working interests in several central Alberta producing properties, and in early-stage exploration properties located in southwestern and northern British Columbia.

On Behalf of the Board of Directors,

Wayne J. Babcock
President & CEO

Dynamic Oil & Gas, Inc. Airport Executive Park Suite 205 – 10711 Cambie Road Richmond, British Columbia Canada V6X 3G5
Tel: 604/214-0550 Toll free: 1-800/663-8072 Fax: 604/214-0551 E-mail: infodynamic@dynamicoil.com Website: www.dynamicoil.com

BC FORM 53-901F

THIS REPORT IS FILED UNDER SECTION 85(1)
OF THE SECURITIES ACT (BRITISH COLUMBIA)
&
SECTION 75(1) OF THE SECURITIES ACT (ONTARIO)

ITEM 1: REPORTING ISSUER

Dynamic Oil & Gas, Inc.
205 – 10711 Cambie Road
Richmond, British Columbia V6X 3G5

(the “Company”)

ITEM 2: DATE OF MATERIAL CHANGE

December 20, 2002

ITEM 3: PRESS RELEASE

Press release dated December 23, 2002 was disseminated by Canadian Corporate News on December 23, 2002.

ITEM 4: SUMMARY OF MATERIAL CHANGE

On December 20, 2002 Dynamic received regulatory approval for a change of year end from March 31 to December 31 effective December 31, 2002.

ITEM 5: FULL DESCRIPTION OF MATERIAL CHANGE

On December 20, 2002 Dynamic received regulatory approval for a change of year end from March 31 to December 31 effective December 31, 2002.

The last day of Dynamic’s old financial year was March 31, 2002 and the last day of Dynamic’s transition financial year will be December 31, 2002. During the transition year, interim financial statements were filed on June 30, 2002 and September 30, 2002. The annual financial statements for the transition year will be filed for the 9 month period ending December 31, 2002. In the new financial year, Dynamic’s interim financial statements will be filed for the periods ending March 31, 2003, June 20, 2003 and September 30, 2003 with annual financial statements for the new financial year to be filed for the period ending December 31, 2003.

ITEM 6: RELIANCE ON SECTION 85(2) OF THE SECURITIES ACT (BRITISH COLUMBIA) OR SECTION 75(2) OF THE SECURITIES ACT (ONTARIO)

Not Applicable.

ITEM 7: OMITTED INFORMATION

Not Applicable.

ITEM 8: SENIOR OFFICERS

The following senior officer of the Company is knowledgeable about the material change and may be contacted at the following telephone number:

Wayne Babcock
President & Chief Executive Officer

Telephone: (604) 214-0550

ITEM 9: STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver this 18th day of December, 2002.

“Wayne Babcock”
Wayne J. Babcock,
President & Chief Executive Officer

December 23, 2002

Dynamic Announces Regulatory Approval to Change Year End

DYNAMIC OIL & GAS, INC. announced today that it has received regulatory approval for a change of its fiscal year end from March 31 to December 31, effective as of December 31, 2002.

The last day of Dynamic’s old financial year was March 31, 2002 and the last day of Dynamic’s transition financial year will be December 31, 2002. During the transition year, interim financial statements were filed on June 30, 2002 and September 30, 2002. The annual financial statements for the transition year will be filed for the nine-month period ending December 31, 2002. In the new financial year, Dynamic’s interim financial statements will be filed for the periods ending March 31, 2003, June 20, 2003 and September 30, 2003 with annual financial statements for the new financial year to be filed for the period ending December 31, 2003.

Dynamic Oil & Gas, Inc. is a Canadian based energy company engaged in the production and exploration of Western Canada’s natural gas and oil reserves. Dynamic owns working interests in several central Alberta producing properties, and in early-stage exploration properties located in southwestern and northern British Columbia.

Dynamic’s common shares trade on The Toronto Stock Exchange under the symbol “DOL” and on the Nasdaq under the symbol “DYOLF”.

On Behalf of the Board of Directors,

Wayne J. Babcock

President & CEO

"The NASDAQ and Toronto Stock Exchanges have not reviewed nor accepted responsibility for the accuracy of this release. "

Dynamic Oil & Gas, Inc. Airport Executive Park Suite 205 – 10711 Cambie Road Richmond, British Columbia Canada V6X 3G5
Tel: 604/214-0550 Toll free: 1-800/663-8072 Fax: 604/214-0551 E-mail: infodynamic@dynamicoil.com Website: www.dynamicoil.com